

Mail Stop 7010

June 25, 2009

Alexei I. Kim
Chairman and President
Promotora Valle Hermosa, Inc.
301 East Pine Street, Suite 150
Orlando, Florida 32801

   Re: **Promotora Valle Hermosa, Inc.**
      Amendment No. 6 to Schedule 14C filed June 16, 2009
      Form 10-K for Fiscal Year Ended December 31, 2008
      Form 10-Q for the Quarter Ended March 31, 2009
      File No. 000-27199

Dear Mr. Kim:

  We have reviewed your response letter dated June 16, 2009 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review.

<u>AMENDED SCHEDULE 14C FILED ON JUNE 16, 2009</u>

Background of the Transaction

Sale of Existing Business of the Company to Former Management, page 7

1. We note your response to prior comment 1. In regards to the adjustment to customer deposits, you state that customer deposits of approximately $396,000 shown on the June 30, 2008 unaudited balance sheet were reduced by approximately $160,000, since that portion had to be refunded to customers whose loans were not approved and additional liabilities would have to be incurred to effect such refund. Based on this explanation, it would appear that there would also be a corresponding decrease to cash or increase to liabilities as a result of reducing customer deposits. Therefore, there wouldn't appear to be a net effect on your net assets in arriving at the fair value of the existing business. Please advise.

Financial Statements
Notes to the Financial Statements
Note 3. Inventories, page 47

2. We note your response to prior comment 7. Please tell us the terms of your
    advances and progress payments which led you to determine that it is appropriate
    to net these amounts against inventory instead of classifying these amounts as
    liabilities. For example, it may be appropriate if legal title to the related
    inventory vests with the customer on your receipt of progress payments and
    advances. Please also provide us with a breakdown of the amount of progress
    payments and advances as of December 31, 2007, December 31, 2008, and
    March 31, 2009 to show the amount of progress payments attributable to
    government agencies versus non-government customers. Please discuss the
    terms of these separately as well.

Note 9. Accumulated Other Comprehensive Income (Loss), page 53

3. We note your response to prior comment 12. Your response and disclosures in
    Note 4 indicate that the notes payable to Dunchoille Holdings Limited and OJSC
    Ros Der Bank were payable in US dollars. Your response and disclosures on
    page 56 indicate that the Russian ruble is your functional currency. In this
    regard, we remind you that paragraph 15 of SFAS 52 states that foreign currency
    transactions are transactions denominated in a currency other than the entity's
    functional currency. A change in exchange rates between the functional
    currency and the currency in which a transaction is denominated increases or
    decreases the expected amount of functional currency cash flows upon settlement
    of the transaction. That increase or decrease in expected functional currency
    cash flows is a foreign currency transaction gain or loss that generally shall be
    included in determining net income for the period in which the exchange rate
    changes. In this regard, it is unclear why gains or losses related to these notes
    were recorded in other comprehensive income (loss). Please advise. In a similar
    manner, please address your consideration of paragraph 15 of SFAS 52 as it
    relates to the restatements made to your financial statements related to these
    notes for the year ended December 31, 2007.

Note 10. Restated Consolidated Financial Statements, page 53

4. We note your response to prior comment 13. Given that your disclosures
    indicate that comprehensive income for the year ended December 31, 2007 was
    also revised, please tell us what consideration you gave to clearly labeling on the
    face of the statement of comprehensive income the columns which were restated.
    Please advise or revise as necessary.

5. There appears to be a typographical error in the consolidated statement of cash flows included in Note 10 for the year ended December 31, 2007. Specifically the as reported net income for the year ended December 31, 2007 plus the amount included in the adjustments column does not agree to the restated amount. Please revise as necessary.

6. The consolidated balance sheet included in Note 10 indicates that you made an adjustment to net a portion of customer deposits against prepaid expenses with the remaining portion netted against inventories. Your explanation does not correspond to this adjustment. Specifically, your explanation states that inventories were restated to include prepaid expenses to contractors as inventory. However, it appears that the adjustment actually represents deposits being netted against prepaid expenses. Please further clarify your explanation to address how you determined it was appropriate to net a portion of customer deposits against inventory as well as how you determined the portion which should be netted.

7. The consolidated balance sheet and consolidated statement of cash flows included in Note 10 as well as your response to prior comment 7 indicates that the adjustment related to notes payable impacted inventory. Please expand your disclosures to clearly explain how and why this adjustment impacted inventory.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

8. Please address the comments above, as applicable.

9. We remind you that when you file your restated Form 10-K you should appropriately address the following:

    •   an explanatory paragraph in the reissued audit opinion as well as consideration of whether the audit opinion should be dual dated;

    •   full compliance with SFAS 154, paragraph 26;

    •   fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data;

    •   updated Item 9A(T) disclosures should include the following:

        o   a discussion of the restatement and the facts and circumstances surrounding it, o   how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,

       o   changes to internal controls over financial reporting, and

       o   anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

Refer to Items 307 and 308(T) of Regulation S-K; and

- include all updated certifications.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

10. Please address the above comments in your interim filings as well.

Item 4T. Controls and Procedures, page 24

11. You state that your Chief Executive and Chief Financial have as of the close of the period covered by this Quarterly Report, evaluated your disclosure controls and procedures (as defined in Rules 13a-4c and 15d-14c promulgated under the Securities Exchange Act of 1934) and determined that such controls and procedures were effective in ensuring that material information was made known to them during the period covered by this Quarterly Report. Please state your conclusion about the effectiveness of disclosure controls and procedures while providing the complete definition of disclosure controls and procedures and refer to the correct location of the definition of disclosure controls and procedures in the Exchange Act Rules. Specifically you should refer to Exchange Act Rules 13a-15(e) and 15d-15(e). Alternatively, you may simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e). Refer to Item 307 of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Michael Paige, Esq. (*via facsimile 202/457-1678*)
   Jackson & Campbell, P.C.
   One Lafayette Centre, 300 South Tower
   1120 20th Street, N.W.
   Washington, D.C. 20036